Exhibit 99.2

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2017

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2017

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	December 31, 2016	September 30, 2017
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	16,376	62,977
Financial assets at fair value through profit or loss	1,852	1,766
Restricted bank deposits	62	68
Other receivables	2,384	1,333
	20,674	66,144
NON-CURRENT ASSETS -
Property and equipment	4,047	5,902
TOTAL ASSETS	24,721	72,046

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	1,152	833
Other	768	2,490
	1,920	3,323
NON-CURRENT LIABILITIES -
Derivative financial instruments	97	—
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	2,017	3,323

EQUITY:
Ordinary shares	727	727
Share premium	84,980	148,942
Currency translation differences	(378)	(378)
Accumulated deficit	(62,625)	(80,568)
TOTAL EQUITY	22,704	68,723
TOTAL LIABILITIES AND EQUITY	24,721	72,046

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
	U.S. dollars in thousands

RESEARCH AND DEVELOPMENT EXPENSES	(3,510)	(5,888)	(11,174)	(15,426)
LESS - PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	928	—	3,169	—
RESEARCH AND DEVELOPMENT EXPENSES, net	(2,582)	(5,888)	(8,005)	(15,426)
GENERAL AND ADMINISTRATIVE EXPENSES	(751)	(1,480)	(2,266)	(3,566)
OTHER GAINS (LOSSES), net	49	(5)	79	166
OPERATING LOSS	(3,284)	(7,373)	(10,192)	(18,826)
FINANCIAL INCOME	103	29	492	209
FINANCIAL EXPENSES	(93)	(308)	(18)	(240)
FINANCIAL INCOME (EXPENSES), net	10	(279)	474	(31)
LOSS AND COMPREHENSIVE LOSS	(3,274)	(7,652)	(9,718)	(18,857)

	$
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(0.29)	(0.40)	(0.85)	(1.27)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary shares
	Number of shares	Issued and paid-up share capital	Share premium	Currency translation differences	Accumulated deficit	Total
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2016	11,448,191	727	84,980	(378)	(49,799)	35,530
CHANGES IN THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2016:
Share-based compensation					266	266
Comprehensive loss					(9,718)	(9,718)
BALANCE AT SEPTEMBER 30, 2016	11,448,191	727	84,980	(378)	(59,251)	26,078

BALANCE AT JANUARY 1, 2017	11,448,191	727	84,980	(378)	(62,625)	22,704
CHANGES IN THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2017:
Proceeds of issuance shares, net of issuance costs	2,289,638	—	9,525			9,525
Proceeds from issuance of shares through public offering, net of issuance costs	12,224,500	—	53,606			53,606
Exercise of warrants as part of an investment agreement	102,058	—	812			812
Share-based compensation					914	914
Exercise of options by employees and service providers	5,064	—	19			19
Comprehensive loss					(18,857)	(18,857)
BALANCE AT SEPTEMBER 30, 2017	26,069,451	727	148,942	(378)	(80,568)	68,723

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30
	2016	2017
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(9,718)	(18,857)
Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities (see appendix A)	96	3,897
Net cash used in operating activities	(9,622)	(14,960)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(247)	(2,447)
Proceeds from disposal of financial assets at fair value through profit or loss, net	189	254
Proceeds from sale of property and equipment	—	7
Net cash used in investing activities	(58)	(2,186)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	—	9,525
Issuance of shares through a public offering, net of issuance costs	—	53,606
Exercise of warrants as part of an investment agreement	—	531
Exercise of options by employees and service providers	—	19
Net cash provided by financing activities	—	63,681
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,680)	46,535
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	23,649	16,376
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	133	66
CASH AND CASH EQUIVALENTS - END OF PERIOD	14,102	62,977

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30
	2016	2017
	U.S. dollars in thousands
APPENDIX A:
Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	529	613
Changes in the fair value of derivative financial instruments	(129)	184
Exchange differences on cash and cash equivalents	(133)	(66)
Exchange differences on restricted deposits	—	(6)
Gains on financial assets at fair value through profit or loss	(79)	(168)
Loss on sale of property and equipment	—	2
Share-based compensation to employees and service providers	266	914
	454	1,473
Changes in operating asset and liability items:
Decrease (increase) in other receivables	(798)	1,051
Increase in accounts payable and accruals	440	1,373
	(358)	2,424
	96	3,897
APPENDIX B:
Information regarding investment and financing activities not involving cash flows:
Liability with respect to property purchase		30
Settlement of liability in respect to derivative financial instrument to equity		281
Supplementary information to the statement of cash flows -
Interest received	127	99

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General:

1)	Intec Pharma Ltd. (the “Company”) is engaged in the development of proprietary technology, which enables the gastric retention of certain drugs. The technology is intended to significantly improve the efficiency of the drugs and substantially reduce their side-effects or the effective doses.

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 12 Hartom St., Jerusalem, Israel.

The Company’s ordinary shares are being traded on the Tel-Aviv Stock Exchange Ltd. (“TASE”) and on the NASDAQ Capital Market (“NASDAQ”).

In September 2017, the Company incorporated a wholly-owned subsidiary in the United States of America in the State of Delaware – Intec Pharma Inc. (the “Subsidiary”). The Subsidiary was incorporated mainly to assist the Company with regard to business development and investors relationship activities outside of Israel.

2)	The Company is engaged in research and development activities and has not yet generated revenues from its operations. Accordingly, there is no assurance that the Company’s operations will generate positive cash flows. As of September 30, 2017, the cumulative losses of the Company were approximately $81 million. Management expects that the Company will continue to incur losses from its operations in the foreseeable future, which will result in negative cash flows from operating activities.

The Company plans to fund its future operations through submission of grant applications to governmental authorities and private funds, license agreement with third parties and raising capital from the public and/or private investors and/or institutional investors. The Company’s current cash resources are not sufficient to complete the research and development of all of its products. The Company will need to raise additional capital in order to complete the development of the product AP-CDLD. There is no assurance however, that the Company will be successful in obtaining the level of financing needed for its operations and the research and development of its products.

The Company’s management believes its cash resources as of September 30, 2017 will allow the Company to fund its operating plan through at least 12 months from the date of this report. If the Company is unsuccessful in executing the abovementioned plans, it may need to make the necessary changes to its operations to reduce the level of expenditures in line with available resources.

On August 21, 2017, the Company completed an underwritten public offering. The Company raised, together with the exercise of the underwriters’ over-allotment option, a total of approximately $53.6 million (net of underwriting discounts, commissions and other offering expenses in the amount of $3.8 million). For more details see note 6a(2). In addition, in March 2017, the Company raised approximately $9.5 million, net of issuance costs of $0.5 million, in a private placement to several investors. For more details see note 6a(1).

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 1 - GENERAL (continued):

b.	Approval of consolidated financial statements

These condensed consolidated interim financial statements were approved by the Board of Directors on November 15, 2017.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2017 and for the three and nine months then ended (the “condensed consolidated interim financial statements”) have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting” (“IAS 34”). These condensed interim consolidated financial statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2016 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2016 and for the year then ended.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES

As part of the preparation of the condensed consolidated interim financial statements, Company management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Company’s condensed consolidated interim financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The critical accounting estimates applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2016.

NOTE 5 - FINANCIAL INSTRUMENTS:

a.	As of September 30, 2017 and as of December 31, 2016, the Company holds financial assets at fair value through profit and loss in an amount of approximately $1.8 million and $1.9 million, respectively, which are included in Level 1.

b.	The fair value of restricted bank deposits, other receivables and other payables which constitute financial assets and financial liabilities, approximates their carrying amount.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (continued):

c.	As part a certain investment agreement signed in August 2013, the Company issued to the investors thereto warrants exercisable into 198,812 ordinary shares with no par value with an exercise price of NIS 21.7 per share. Under the terms of these warrants, the investors had the right to exercise them into shares through a net-settlement mechanism. Due to their terms the warrants were classified as a derivative financial liability and included in Level 3.

During the three and nine months period ended September 30, 2017, the changes in derivative financial instruments (Level 3) arose from changes in fair value which were recorded in the statement of comprehensive loss as financial income (expenses).

As of September 14, 2017, all 198,812 warrants were exercised. 86,579 warrants were exercised to 86,579 ordinary shares with no par value at full exercise price for a total consideration of approximately NIS 1.9 million ($531 thousand) and 112,233 warrants were exercised to 15,479 ordinary shares with no par value through a net-settlement mechanism. Accordingly, the liability to issue warrants, in the amount of approximately $281 thousand was credited to equity.

NOTE 6 - EQUITY:

a.	Changes in share capital:

1)	On March 10, 2017, the Company entered into subscription agreements for a private placement with several institutional and private investors, in accordance with which the Company allocated the offerees an overall quantity of 2,289,638 ordinary shares with no par value for gross proceeds of approximately $10 million (issuance expenses amounted to approximately $0.5 million). The chairman of the Board of Directors and two other board members have participated in this private placement.

2)	On August 21, 2017, the Company completed an underwritten public offering of its ordinary shares on the NASDAQ, pursuant to which the Company issued 12,224,500 ordinary shares with no par value, including a full exercise by the underwriters of their over-allotment option, at a price of $4.70 per ordinary share. The net proceeds from the sale of shares, after deducting underwriting discounts, commissions and other offering expenses, were approximately $53.6 million.

b.	Share-based payment to employees and service providers:

1)	On June 1, 2017, the Company’s General Meeting approved, further to a resolution adopted by the Board of Directors on April 6, 2017, effective April 10, 2017, the compensation terms of the Vice Chairman of the Board (“Vice Chairman”). As part of his service agreement, a grant of 120,000 options was approved. Each option will be exercisable into one ordinary share at an exercise price of $5.32. These options will vest in three equal annual tranches over a three-year period, subject to his continued service as a Board member at the time that each tranche vests. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $400 thousand.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 - EQUITY (continued):

In addition, as part of his service agreement, during the first nine-month period, starting May 1, 2017, the Vice Chairman will provide the Company further additional services. In connection with the additional services, a grant of 65,000 options was approved. Each option will be exercisable into one ordinary share at an exercise price of $ 5.32. These options will vest in nine equal monthly tranches over a nine-month period. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $218 thousand. In the event the Company terminates the service agreement without a cause (as such term is defined under the Company’s 2015 equity incentive plan), any vested option shall be exercisable for a period of 2-years from its grant date.

2)	On July 5, 2017, the Board of Directors approved a grant of 80,500 options to Company employees, where each option will be exercisable into one ordinary share, each for an exercise price of $5.46. The options will vest over a four-year period, with a quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire seven years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $206 thousand.

In addition to this grant, the Board of Directors approved on July 5, 2017 a grant of 150,000 options to management members, which serve in different positions in the Company. Each option will be exercisable into one ordinary share for an exercise price of $5.46. The options will vest over a three-year period, with a third of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire seven years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $384 thousand.

3)	On September 25, 2017, the Board of Directors approved a grant of 35,000 options, effective on a certain condition that was satisfied on October 1, 2017, to its former CEO that will continue to serve as an employee of the Company. Each option will be exercisable into one ordinary share, each for an exercise price of $7.44. The options will vest over a 21 months period, with a half of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 9 equal monthly tranches, subsequent to the first year from the grant date. The options will expire seven years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $180 thousand.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 - EQUITY (continued):

4)	Assumptions used in calculating options’ fair value:

The fair value of the options at the date of grant was calculated on the basis of the Black-Scholes model. The assumptions used in calculating the fair value of the options granted are as follows:

Date of grant	The Company’s ordinary share price	Expected annual volatility	Risk-free interest rate *	Expected life to exercise
		%	%	In years
June 2017	$5.60	46.63	2.16	10
July 2017	$5.35	46.04	1.41	7
September 2017	$9.50	46.31	1.15	7

*	The risk-free interest rate was determined on the basis of the yield rates to maturity of unlinked government bonds bearing a fixed interest rate, whose maturity dates correspond to the expected exercise dates of the options.

5)	During the nine-month period ended September 30, 2017, options to purchase 5,064 ordinary shares granted to employees were exercised for consideration of approximately $19 thousand and 112,343 ordinary shares granted to employees were forfeited or expired.

NOTE 7 - PROPERTY AND EQUIPMENT

In April 2017, the Company engaged with an international manufacturer for ordering a large scale automated production line for manufacturing Accordion Pills in the amount of approximately € 7.5 million. The order covers engineering, manufacture and assembly of the automated production line. As of September 30, 2017, the Company had transferred payments of approximately € 1.7 million (approximately $ 1.9 million) and recognized it as advances for property and equipment.

NOTE 8 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Key management includes members of the Board of Directors and the Chief Executive Officer.

a.        Transactions with related parties:

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
	U.S. dollars in thousands

Key management compensation expenses:
Salaries and short-term employee benefits	198	453	508	795
Long term employment benefits	14	12	37	34
Share-based compensation expenses	118	193	173	574
	330	658	718	1,403

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 8 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

b.	Balances with related parties:

	December 31,	September 30,
	2016	2017
	U.S. dollars in thousands
Statement of financial position items -
current liabilities - Accounts payable and accruals - other	44	136

c.	On July 10, 2017, the Vice Chairman was appointed as the Company’s Chief Executive Officer. On October 23, 2017, the Board of Directors approved, further to a recommendation of the Compensation Committee, that the employment agreement with the CEO that will replace his service agreement with the Company. The compensation terms included in the employment agreement are subject to general meeting approval. The agreement includes, among others, a grant of a grant of 380,000 options. Each option will be exercisable into one ordinary share at an exercise price equal to the average closing sale price of the Company’s ordinary shares on the NASDAQ Capital Market over the 30 trading day period immediately preceding the date on which the required corporate approvals for his employment are obtained (the “Effective Date”), or the fair market value of one of our ordinary shares on the Effective Date, whichever amount is greater. These options will vest in three equal annual tranches over a three-year period. These options will expire after ten years from the date of grant.

NOTE 9 - EVENT SUBSEQUENT TO SEPTEMBER 30, 2017

On October 23, 2017, the Board of Directors approved the appointment of the Chief Administrative Officer. As part of his employment agreement, a grant of 60,000 options was approved. Each option will be exercisable into one ordinary share, each for an exercise price of $ 8.55. The options will vest over a Three-year period, with one third of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire ten years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $260 thousand.

In addition, the Board of Directors approved a grant of 140,000 options which shall be granted following obtaining certain corporate approvals. These options will vest over a three-year period, with one third of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date. Each option will be exercisable into one ordinary share at an exercise equal to the average closing sale price of the Company’s ordinary shares on the NASDAQ Capital Market over the 30 trading day period immediately preceding the date on which certain corporate approvals are obtained, or the fair market value of one of our ordinary shares on the grant date, whichever amount is greater. These options will expire after ten years from the date of grant.